Global-E Online Ltd.

25 Basel Street,

Petah Tikva 4951038, Israel

+972-73-2605078

September 7, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Matthew Derby

Re:	Global-E Online Ltd.
Registration Statement on Form F-1 (Registration No. 333-259371)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-259371) (the “Registration Statement”), of Global-E Online Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 PM, Eastern Time, on September 9, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Joshua G. Kiernan at +44.20.7710.5820.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Joshua G. Kiernan of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Global-E Online Ltd.

By:	/s/ Amir Schlachet
Name:	Amir Schlachet
Title:	Chief Executive Officer

cc:    Oded Griffel, Esq., Global-E Online Ltd.

Joshua G. Kiernan, Esq., Latham & Watkins LLP

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Mike Rimon, Esq., Meitar | Law Offices

Shachar Hadar, Esq., Meitar | Law Offices

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Chaim Friedland, Esq., Gornitzky & Co.

Ari Fried, Esq., Gornitzky & Co.